Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

FURTHER ANNOUNCEMENT IN RELATION TO

THE ISSUE OF NEW H SHARES UNDER GENERAL MANDATE

References are made to the announcements (the "Announcements") of China Southern Airlines Company Limited (the "Company") dated 28 March 2017, 25 May 2017 and 30 June 2017 in relation to, among other things, the proposed issue of new H shares of the Company under the general mandate to the Subscriber. Unless otherwise defined, capitalised terms used herein shall have the same meaning as defined in the Announcements.

The Company has recently received the "Approval on Issuance of Additional Overseas Listed Foreign Shares of China Southern Airlines Company Limited" (Zheng Jian Xu Ke [2017] No. 1350) from the CSRC that the Company has been approved to issue of additional overseas listed foreign shares H Shares of not more than 270,606,272 shares, all of which are ordinary shares with the nominal value of RMB1 per share.

The Company will further push forward the commercial cooperation arrangement with the Subscriber and subsequent issuance arrangement, and will disclose the relevant information in time according to the progress of the relevant matters.

Potential investors and Shareholders are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

31 July 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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